Michael Francis Akerman LLP Las Olas Centre II, Suite 1600 350 East Las Olas Boulevard Fort Lauderdale, FL 33301-2999 Tel: 954.463.2700 Fax: 954.463.2224

January 24, 2017

VIA EDGAR

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C. 20549

Re:	Cogint, Inc.

Registration Statement on Form S-3

Filed December 16, 2016

File No. 333-215125

Dear Mr. Spirgel:

On behalf of Cogint, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated January 10, 2017, regarding the Company’s Registration Statement on Form S-3 filed on December 16, 2016. Please note that we are simultaneously filing Amendment No. 1 to the Form S-3 (“Amendment No. 1”).

Please note that for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the Company’s response to the comment immediately thereafter.

General

1.	We note that your Form 8-K filed November 23, 2016 indicates the purchase of 2 million shares from you in a registered direct offering. We also note that you conducted a private placement offering with those same purchasers through which the purchasers were issued warrants to purchase 1.1 million shares. Since it appears that these offerings are concurrent, provide us with your analysis on whether the offerings should be integrated. Refer to Release No. 33-8828.

As described in the Company’s prospectus supplement, dated November 23, 2016, and the Company’s Current Report on Form 8-K, dated November 23, 2016, the Company entered into a definitive securities purchase agreement with certain accredited investors for the sale of an aggregate of 2,000,000 shares of the Company’s common stock in a registered direct offering for gross proceeds of $6.0 million (“Registered Direct Offering”). Simultaneously, the Company conducted a private placement offering with the same purchasers in the Registered Direct Offering, through which the Company issued to the purchasers, for no additional consideration, warrants to purchase an aggregate of 1,000,000 shares of the Company’s common stock (the “Private Placement”). The warrants were sold in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933 (the “Securities Act”) and Rule 506 promulgated thereunder. Both the Registered Direct Offering and Private Placement closed on November 28, 2016.

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

United States Securities and Exchange Commission

January 24, 2017

Securities Act Release No. 33-8828 provides a five factor test to determine whether a public offering and a private offering should be integrated. The five factors are as follows:

1.	whether the different offerings are part of a single plan of financing;

2.	the offerings involve issuance of the same class of security;

3.	the offerings are made at or about the same time;

4.	the same type of consideration is to be received; and

5.	the offerings are made for the same general purpose.

The Company respectfully submits to the Staff that the Registered Direct Offering and the Private Placement should be integrated for the reasons described below.

Factor One:

The Registered Direct Offering and Private Placement were part of a single plan of financing as they occurred simultaneously to the same purchasers, and the Company did not receive additional consideration in connection with the Private Placement.

Factor Two:

The Registered Direct Offering and Private Placement involved the same class of security as the Registered Direct Offering was for the Company’s common stock and the Private Placement was for warrants exercisable for the Company’s common stock.

Factor Three:

The Registered Direct Offering and Private Placement were simultaneous. Both closed on November 28, 2016.

Factor Four:

In connection with the Registered Direct Offering, the Company received gross proceeds of $6.0 million. The Company did not receive additional consideration in connection with the Private Placement.

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

United States Securities and Exchange Commission

January 24, 2017

Factor Five:

The Registered Direct Offering and Private Placement were made for the same general purpose. The Company intends to use the net proceeds from the Registered Direct Offering, and Private Placement (although the Company did not receive additional consideration in connection with the Private Placement), for working capital and other general corporate purposes, including funding future acquisitions.

Although we believe the Registered Direct Offering and Private Placement should be integrated, the Staff’s guidance in Securities Act Release No. 33-8828 further indicates that, under appropriate circumstances, there can be a side-by-side private offering under Securities Act Section 4(a)(2) or the Securities Act Rule 506 safe harbor with a registered public offering1 without having to limit the private offering to qualified institutional buyers and two or three additional large institutional accredited investors. Additionally, CD&I 139.25 indicates “if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption.” The Company has a pre-existing relationship with the purchasers in the Registered Direct Offering and the Private Placement, and as a result, the registration statement did not serve as a general solicitation for the Private Placement and Section 4(a)(2) and Rule 506 was available. Furthermore, the conditions of Rule 506(c) under the Securities Act were satisfied as all purchasers in the Private Placement were accredited investors and the Company took reasonable steps to verify that each purchaser in the Private Placement was an accredited investor.

2.	We note that your registration statement states that the prospectus relates to the issuance of up to 1.1 million shares of your common stock upon the exercise of warrants and the resale of the warrant shares. Please further explain your decision to register both the issuance of the underlying shares and the resale, rather than only the resale of those shares. Please refer to CD&I 239.15.

In response to the Staff’s comment, we have revised Amendment No. 1 to register only the resale of the shares of Common Stock underlying the warrants and not the issuance of such shares.

3.	Please disclose the seller of the 200,000 “purchased shares” that were issued in a private placement on December 15, 2016. Additionally, expand your disclosure to describe the material terms of that private transaction.

In response to the Staff’s comment, we respectfully note the selling stockholder of the Purchased Shares is identified under the heading “Recent Developments” on page 6 of the prospectus and in the Selling Stockholders table on page 11 of the prospectus. Also, in the Recent Developments section, we have disclosed the material terms of the transaction.

[1]	Please note, the Registered Direct Offering was not a bona fide public offering involving wide spread dissemination of the offer and proposed sale, but rather a registered shelf take down issuing shares to parties with whom the Company has a long-standing, pre-existing relationship.

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

United States Securities and Exchange Commission

January 24, 2017

If you have any questions, please call me at 305-982-5581.

Sincerely,

AKERMAN, LLP

 /s/ Michael Francis

Michael Francis

For the Firm

cc:	Celeste M. Murphy, Legal Branch Chief

United States Securities and Exchange Commission

Joshua Shainess, Attorney-Adviser

United States Securities and Exchange Commission

Derek Dubner

Cogint, Inc.

Joshua B. Weingard, Esq.

Cogint, Inc.